Exhibit 99.1

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

(INCLUDING WAIVER OF CLAIMS UNDER THE AGE

DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED)

This Confidential Separation Agreement and General Release (“Release Agreement”) is entered into on the first date set forth below by and among Robert M. Garst (hereinafter referred to as “Executive”), Riverview Financial Corporation (“Corporation”) and Riverview Bank (hereinafter referred to as the “Bank”), collectively referred to as the “Parties.”

BACKGROUND

Executive is party to the “Second Amended and Restated Executive Employment Agreement,” dated January 24, 2012 (the “Employment Agreement) with and among the Corporation and the Bank, pursuant to which Executive has been employed by the Bank in the position of Chief Executive Officer. The Parties have agreed that Executive’s employment with the Bank will be terminated in accordance with Section V(4) of the Employment Agreement, effective June 30, 2015 (the “Effective Date”). Pursuant to this Release Agreement, the Bank will provide Executive with separation and severance payments and benefits to which Executive would not otherwise be entitled. In exchange, Executive has agreed to a release of all claims that he may have against the Corporation and the Bank and the Releasees as defined in Paragraph 3, below.

NOW THEREFORE, in consideration of the mutual promises contained herein, and the releases, warranties and representations of Executive, the Parties, intending to be legally bound, AGREE as follows:

1. Payments and Benefits.

a. Separation Payment. Effective as of the Effective Date, Executive’s employment with the Bank as Chief Executive Officer will end pursuant to Section V(4) of the Employment Agreement. Executive shall receive a separation payment in the amount of One Million, Four Hundred Ten Thousand Dollars and No Cents ($1,410,000.00), less applicable taxes and withholdings (the “Separation Payment”), payable in twenty-four (24) equal monthly installments of Fifty-Eight Thousand Seven Hundred Fifty Dollars and No Cents ($58,750.00), less applicable taxes and withholdings, commencing on the Bank’s first normal pay date for executives following both the expiration of the seven day revocation period set forth in Paragraph 6(d), below, and the Effective Date of Executive’s termination.

b. Additional Severance Payment. The Bank agrees to pay Executive an additional severance payment in the amount of One Hundred Thousand Dollars and No Cents ($100,000.00) (the “Severance Payment”), less applicable taxes and withholdings, as a gross-up payment to offset certain anticipated income tax consequences that may be incurred by Executive as a result of the Separation Payment. The Severance Payment shall be payable in twenty-four (24) equal monthly installments of Four Thousand One Hundred Sixty-Six Dollars and Sixty-Six Cents ($4,166.66), less applicable taxes and withholdings, commencing on the

Bank’s first normal pay date for executives following both the expiration of the seven day revocation period set forth in Paragraph 6(d), below and the Effective Date of Executive’s termination.

c. The Separation and Severance Payments and benefits described in this Paragraph 1 shall only be offered and made if (i) Executive signs this Release Agreement and does not revoke this Release Agreement within the time period set forth under Paragraph 6(d), below, (ii) Executive cooperates in the Transition and Consultation outlined in Paragraph 4(c), below, and (iii) Executive complies with the other provisions of this Release Agreement.

d. Payment for Accrued Unused Paid Time Off. The Bank agrees to pay Executive for any accrued but unused paid time off through and ending the Effective Date.

e. Stock Options. The Bank agrees that Executive shall retain all stock options vested as of the Effective Date in accordance with the terms of the Amended and Restated 2009 Stock Option Plan of Riverview Financial Corporation (the “Plan”) and the Grants of Stock Options to Executive. In addition, Executive will continue to serve the Bank in the capacity of “Director Emeritus.” The Bank further agrees that in such capacity, Executive shall retain all currently unvested stock options awarded under the Plan and all Grants of Stock Options. Notwithstanding anything to the contrary contained in the Grants of Stock Options to Executive from the Corporation, the vesting schedule and the exercise rights under the Grants of Stock Options to Executive shall continue as if Executive’s employment had not been terminated on the Effective Date, and as if Executive had remained an employee of the Bank and the Company. A summary of Executive’s vested and unvested stock options as of June 30, 2015, is attached as Exhibit A. Following Executive’s termination from employment, Executive shall not be entitled to any additional award of stock options under the Plan.

f. Disability or Death. Executive’s disability or death following Executive’s termination of employment shall not affect Executive’s right, or if applicable, the right of Executive’s beneficiaries, to receive the Separation and Severance Payments and benefits described in this Release Agreement. In the event of Executive’s death following the Effective Date of his termination of employment, Executive’s beneficiaries, if any, shall be entitled to receive the balance of payments due, if any, under this Paragraph 1.

g. Bank Provided Automobile. The Bank shall, within thirty (30) days of the Effective Date of Executive’s termination of employment, transfer and deliver the title to the Bank automobile which the Executive uses at the time of the Effective Date into the Executive’s name, such that the automobile shall become the property of the Executive. The Bank shall provide Executive with an IRS Form 1099 for the assessed value of the automobile. Executive is responsible for assuming any and all costs and expenses associated with ownership of the Bank automobile and the transfer of the automobile into his name, including the cost of transfer of title, tags, registration and insurance.

2. Adequate Consideration. Executive agrees that (i) the consideration and payments made to him by the Bank pursuant to this Release Agreement represent the sole and exclusive payments and undertakings to be provided to him; (ii) said payments include any and all outstanding and accrued compensation, wages, and benefits that may be due and owing Executive; (iii) that neither the Bank nor the Corporation have any further obligation to provide Executive with any compensation of any sort, or any non-monetary or monetary benefits in addition to that which is set forth in Paragraph 1, above; and (iv) the aforementioned Separation and Severance Payments and other benefits are in excess of what Executive otherwise would have been entitled to and constitute good and sufficient consideration for this Release Agreement.

3. Release and Waiver.

a. For and in consideration of the Bank’s and the Corporation’s promise to cause the payments and benefits to be made as set forth in Paragraph 1, above, Executive does hereby REMISE, RELEASE AND FOREVER DISCHARGE Riverview Financial Corporation, Riverview Bank, and their respective parent corporations, subsidiaries and affiliates, and all of the foregoing’s respective directors, officers, shareholders, employees, representatives, agents, attorneys, insurers, successors and assigns (“Releasees”) of and from any and all manner of actions and causes of action, suits, debts, liabilities, losses, damages, claims and demands whatsoever (which are otherwise subject to waiver) that Executive had, has or may have against any of the Releasees, whether sounding in contract, any form of tort or otherwise; whether at law or in equity; whether known or unknown; from prior to the commencement of Executive’s employment with any of the Releasees to the date of this Release Agreement. The releases herein include, but are not limited to, any waivable claims that were asserted or could have been asserted up to the date of this Release Agreement and/or that could be asserted in the future under any federal, state or local laws, regulations, orders or ordinances including but not limited to:

•	Title VII of the Civil Rights Act of 1964, as amended;

•	the Civil Rights Act of 1866 and 1871;

•	Executive Order 11246;

•	the Rehabilitation Act of 1973;

•	the Americans with Disabilities Act of 1990 (ADA);

•	the Employee Retirement Income Security Act (ERISA) (except as to claims for vested benefits);

•	any state or local laws similar to the above including but not limited to the Pennsylvania Human Relations Act;

•	any unjust or wrongful termination theory;

•	any claim for breach of contract, fraud or material misrepresentation;

•	any negligent retention, hiring, or supervision theory; or any right or claim based on an alleged privacy violation, any claims for defamation or slander, other employment tort or common law claims now or hereafter recognized and any derivative claim Executive may have arising thereunder, and all claims for counsel fees and costs. Executive specifically acknowledges that he is releasing all Releasees from any claims for attorneys’ fees and costs.

b. Executive further agrees To WAIVE ALL RIGHTS AND CLAIMS he has ever had, or now has, under THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED (ADEA), against Releasees arising from or related to his employment with the Bank or the Corporation, or separation from employment. Executive has been advised to consult with an attorney before signing this Release Agreement waiving his rights under the ADEA. Executive has had the opportunity to review this Release Agreement for twenty-one (21) days prior to signing it. Executive may revoke the Release Agreement within seven (7) days after he signs the Release Agreement. If Executive revokes the Release Agreement, the Bank shall have the option of voiding the entire Release Agreement. In such event, Executive will not receive the Separation and Severance Payments and benefits described in Paragraph 1 above.

c. Notwithstanding the Releases and Waivers above, nothing in this Release Agreement shall prohibit Executive from filing an administrative charge or complaint with, or participating in any investigation or proceeding conducted by the United States Equal Employment Opportunity Commission or a comparable state or local agency. Executive agrees to and does waive his right to recover monetary damages, reinstatement of employment, or any other relief sought against Releasees in any charge, complaint, or lawsuit filed by Executive or by anyone else on Executive’s behalf. Notwithstanding the Releases and Waivers above, nothing in this Release Agreement shall be construed as a waiver of Executive’s right to indemnification by contract, by charter or bylaws or otherwise, or Executive’s right to enforce the terms of this Release Agreement.

4. Ongoing Obligations.

a. Return of Property. Executive certifies that he will return all property and confidential information of the Bank to the Bank without retaining any copies, either in tangible or intangible form as of the Effective Date. This certification includes the fact that he has purged all Bank and Corporation files and information from his home computer or laptop, tablet, cell phone, and all personal electronic devices and returned all photocopies of materials that relate to the Releasees or their business.

b. Confidentiality and Non-Disclosure. Executive agrees that he shall not at any time divulge or disclose to any third party the Confidential Information or trade secrets of the Bank or Corporation. Confidential Information means information disclosed to Executive or known by Executive or created by Executive as a result of his employment with the Bank and not generally known in the public, including, but not limited to, current or prospective customer, supplier, or vendor information, preferences and lists; customer personal identifying information; pricing information; marketing, business development, and strategic planning information; non-public financial information; and trade secrets as that term is defined under Pennsylvania law.

c. Transition and Consultation. During his employment and through December 30, 2015, Executive agrees to cooperate with the Bank in the transition of his responsibilities, including making himself available for consultation on an as needed basis related to such transition.

d. Board Resignations. Except as set forth herein, Executive shall resign from all Officer and Director positions with the Corporation and all Bank-related entities as of June 30, 2015; shall serve as “Director Emeritus” on the Board of Directors of the Bank commencing July 1, 2015; and shall deliver to the Bank with this executed Release Agreement an executed copy of the resignation attached hereto as Exhibit B. Executive and the Bank agree to execute any and all documents and agreements to effect the purpose of this Paragraph.

e. Restrictive Covenants. Executive recognizes and acknowledges that he executed a “Noncompetition Agreement” between and among the Executive, the Corporation, and the Bank, dated November 16, 2011, which contains restrictive covenants and obligations and which is incorporated herein and attached hereto as Exhibit C. Executive acknowledges that the Noncompetition Agreement is valid and enforceable, and that the obligations and covenants contained in the Noncompetition Agreement continue after the Effective Date of his separation from employment and after he signs this Release Agreement. Executive hereby agrees to abide by the covenants and obligations contained in the Noncompetition Agreement.

f. Non-disparagement. Executive agrees that he will not disparage, or encourage others to disparage, the Bank, the Corporation, or any Releasee, or their respective directors, officers, employees, and agents, either orally or in writing in any communications of whatever nature to any third party, nor instigate, assist, or participate in the making or publication of any statement that could libel, slander, defame, or disparage them or paint them in a false light.

g. Remedies for Breach. Executive acknowledges that any breach by Executive of the obligations in Paragraph 4 of this Release Agreement would substantially and materially impair and irreparably harm the Bank’s and the Corporation’s business and goodwill, and that monetary damages, would be difficult, if not impossible, to ascertain. Executive agrees that in the event of any breach or threatened breach by Executive of this Paragraph 4, such impairment or harm is incapable of being compensated in solely monetary terms and the Bank and Corporation shall have the right to an injunction or other equitable relief, in any court of competent jurisdiction. Further, in the event that the Bank or Corporation successfully seek to obtain compliance therewith and/or damages, Executive will be responsible for the reasonable costs incurred thereby by the Bank or Corporation, including reasonable attorneys’ fees incurred in enforcing this Release Agreement.

h. Disclosure. Executive agrees to disclose the non-compete and non-solicit covenants of this Release Agreement and the Non-Competition Agreement to any prospective employer for one (1) year following the Effective Date of his termination of employment.

5. Acknowledgement. Executive acknowledges that the Bank and the Corporation admit no liability or wrongdoing in requesting or accepting this Release Agreement and waiver.

6. Time and Return and Disclosures. Executive understands and agrees that, in full compliance with the Older Workers Benefit Protection Act (OWBPA) of 1990:

a. Executive enters into this Release Agreement freely and knowingly, and after due consideration, intending to waive, settle and release all waivable claims that Executive has or may have against Releasees up to the date of the execution of this Release Agreement, including claims under the Age Discrimination in Employment Act.

b. Executive has been advised to consult an attorney before signing this Release Agreement.

c. Executive has been provided with the opportunity to consider this Release Agreement for twenty-one (21) days. Material and immaterial changes to this Release Agreement will not temporarily stop the twenty-one (21) day period for the Executive to consider this Release Agreement. Executive may voluntarily return this Release Agreement prior to twenty-one (21) days along with the Acknowledgment form appended hereto as Exhibit D. By doing so, Executive acknowledges that he waives the entire 21 day review period and has executed the Release Agreement as of the date listed below freely and without coercion. If Executive agrees to enter into this Release Agreement, he must sign the Release Agreement no earlier than June 19, 2015 and return it to Jill Sebest Welch, Esq., c/o Barley Snyder, 126 East King Street, Lancaster, PA 17602.

d. Executive understands that he has seven (7) days after he signs the Release Agreement to revoke the Release Agreement by delivering a written notice of revocation to Jill Sebest Welch, Esq., c/o Barley Snyder, 126 East King Street, Lancaster, PA 17602, by 5:00 p.m. Eastern Standard Time on the seventh day. In the event Executive revokes this Release Agreement, neither the Bank nor the Corporation shall have any obligation to Executive under the Release Agreement. After this revocation period has expired, the Release Agreement will become effective, enforceable and irrevocable.

7. Severability. The covenants in this Release Agreement are severable. If any part or term of this Release Agreement is later held to be illegal, unenforceable or ineffective, the validity of the remaining provisions shall not be affected and the other obligations will be enforced as if the Release Agreement did not contain the part or term held to be invalid. If Executive challenges the validity of, or attacks this Release Agreement in any court of competent jurisdiction, Executive unequivocally agrees to first return to the Bank any and all monies or other consideration received by the Executive under the terms of this Release Agreement.

8. Attorney’s Fees. In the event the Bank breaches the provisions of this Release Agreement, as determined by a final adjudication of a court of competent jurisdiction after exhaustion of all appellate review, the Bank shall reimburse the Executive for all reasonable costs, including reasonable attorney’s fees in adjudicating such breach. Such reimbursement shall be in addition to all rights to which the Executive is otherwise entitled under this Release Agreement.

9. Entire Agreement. This Release Agreement and the Exhibits attached hereto and incorporated herein, express the entire agreement between Executive, the Bank, and the Corporation regarding Executive’s separation from employment. This Release Agreement may not be amended or terminated except by a written agreement signed by Executive, the Bank, and the Corporation. No representations made prior to or contemporaneously with this Release Agreement shall have any binding effect.

10. Waiver. No waiver of any provision of this Release Agreement shall constitute a waiver of any other provisions of this Release Agreement. Notwithstanding any rule of law to the contrary, this Release Agreement may not be modified, changed, amended, or waived in any way (whether in whole or in part) orally, by conduct, by informal writings or by any combination thereof.

11. Benefits. The promises of Executive under this Release Agreement shall inure to the benefit of the Releasees and all other present or future subsidiaries and affiliates, successors, or assigns of the Releasees. All such entities shall be considered third party beneficiaries and may enforce any provision of this Release Agreement.

12. Governing Law and Jurisdiction. The validity, legality, and construction of this Release Agreement or of any of its provisions shall be governed exclusively by the laws of the Commonwealth of Pennsylvania. Any action arising out of or relating to any of the provisions of this Release Agreement may be brought and prosecuted only in the courts of or located in the Commonwealth of Pennsylvania. If any part of this Release Agreement should be found by a court of competent jurisdiction to be unenforceable in whole or in part, then Executive agrees that such court may enforce this Release Agreement to the fullest extent permissible under the law, and to the fullest extent necessary to carry out the intentions of the parties as set forth in this Release Agreement.

13. Interpretation. This Release Agreement shall be interpreted in a reasonable manner to effect the Parties’ purposes and specifically shall not be interpreted in a manner that would require interpretation of any ambiguities in this Release Agreement against a party who has drafted it. The paragraph headings set out in this Release Agreement are for convenience only and shall not be used to interpret the provisions of this Release Agreement.

14. Acceptance. The Parties certify that they have read this Release Agreement, that they understand the meaning and legal effects of this Release Agreement, that they are executing this Release Agreement of their own volition, that they are legally competent to enter into this Release Agreement, and that they acknowledge that the consideration stated in this Release Agreement is adequate and satisfactory.

15. Counterparts. This Release Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same document.

16. Authorization of Signatories. The undersigned are fully competent and authorized to execute this Release Agreement and have signed their names to this Release Agreement of their own free will.

IN WITNESS WHEREOF, intending to be legally bound, the Parties have executed the foregoing Confidential Separation and General Release as of the date first written below.

Dated:	6/23/2015	/s/ Robert M. Garst
Robert M. Garst

RIVERVIEW FINANCIAL CORPORATION

Dated:	6/23/2015	By:	/s/ Kirk D. Fox

RIVERVIEW BANK

Dated:	6/23/2015	By:	/s/ Kirk D. Fox